Exhibit 14.1
Ceradyne, Inc.
Code of Business Conduct and Ethics

March 18, 2008

Ceradyne, Inc.
Table of Contents
Table of Contents

Code of Business Conduct and Ethics	1

Introduction	3

Conflicts of Interest	4

Confidential Information	5

Gifts and Entertainment	6

Accuracy and Integrity of Books and Records	6

Protection and Proper Use of Company Assets	7

Political Contributions	7

Laws, Regulations and Government Related Activities	8

Foreign Governmental Payments	9

Equal Employment Opportunity and Affirmative Action	10

Food and Drug Laws	11

Safety and Health	11

Special Ethics Obligations for Employees with Financial Reporting Responsibilities	12

Antitrust Laws	13

Environmental Laws	13

Insider Trading In Securities	13

Discipline for Violations	14

Reporting Concerns	15

Waivers and Amendments of Code	15

March 18, 2008	Ceradyne Code of Business Conduct and Ethics	Page 2

Code of Business Conduct and Ethics
Introduction
Ceradyne, Inc. (“Ceradyne” or the “Company”) has a strong commitment to business ethics and to complying with the laws that govern the conduct of our businesses worldwide. We believe that a commitment to honesty and integrity is a valuable asset that builds trust with our customers, suppliers, employees, shareholders and the communities in which we operate. To implement our commitment, this Code of Business Conduct and Ethics (“Code”) has been adopted by our Board of Directors and summarizes the standards that must guide our actions.
While covering a wide range of business practices and procedures, these standards cannot and do not cover every issue that may arise, or every situation where ethical decisions must be made, but rather sets forth key guiding principles that represent Company policy and establishes conditions for employment at Ceradyne. This Code is meant to be read in conjunction with other Company policies.
Ceradyne is committed to the highest level of ethical conduct, which is reflected in all the Company’s business activities including, but not limited to, relationships with employees, customers, vendors, competitors, the government and the public. All of our employees, Officers and Directors, both domestic and foreign, must conduct themselves according to the language and spirit of this Code and seek to avoid even the appearance of improper behavior. We also expect other entities or individuals working on our behalf to be also guided by these standards.
We must strive to foster a culture of honesty and accountability. Even well intentioned actions that violate the law or this Code may result in corrective and/or disciplinary action, which may include termination. One of our Company’s most valuable assets is our reputation for integrity, professionalism and fairness. We should all recognize that our business actions are the foundation of our reputation and adhering to this Code and applicable law is imperative.

Conflicts Of Interest
You must avoid any investment, interest, or association that interferes or might interfere with the independent exercise of your individual best judgment, and with your obligation to perform your responsibilities in the best interests of the Company. Specifically:
(1)	You shall deal with all suppliers, customers and all other persons doing business with the Company in an objective manner without favor or preference based upon personal financial considerations.

(2)	You shall not accept from, or give to, any supplier, customer or competitor any gift or entertainment except as permitted under “Gifts and Entertainment” on page 6.

(3)	You shall not do business with a close relative on behalf of the Company, unless the transaction is on arms-length terms and is disclosed, in writing, to the Director of Human Resources or to the Chief Financial Officer of the Company who determines that the transaction is not inconsistent with the purposes of this policy.

(4)	You shall not, directly or indirectly, own any financial interest in, or hold any employment or managerial position with, any firm or corporation which is a competitor of or which seeks to do business with the Company if such interest or position may influence any decision that you might make in the performance of your regular duties.

(5)	You have the affirmative duty to disclose to the corporate officer responsible for your function the existence of any personal financial interest in or employment or managerial position with any firm or corporation which is a competitor of or which seeks to do business with the Company, where the amount or nature of your interest might influence your judgment.

Each corporate officer shall review each such case with the Director of Human Resources or the Chief Financial Officer, and they shall determine whether the existence of such interest or position is or may be in conflict with this policy or otherwise detrimental to the best interest of the Company or any of its operations. If it is determined that such conflict or detrimental effect may occur, such determination will be communicated to you in writing and steps as are necessary to correct the situation will be promptly instituted.

(6)	You shall not accept any employment with another business entity, where such employment would interfere with your ability or desire to perform properly your duties to Ceradyne.

(7)	You shall not compete with the Company for the purchase or sale of property, services or other interests.

(8)	You shall not engage in any outside activity that might reasonably affect adversely Ceradyne’s interests.
Situations involving a conflict of interest may not always be obvious or easy to resolve. Any questions regarding a conflict or potential conflict should be brought to the attention of your supervisor and the CFO.
Confidential Information
Confidential proprietary information generated and gathered in our business is a valuable Company asset. Protecting this information plays a vital role in our continued growth and ability to compete and all proprietary information should be maintained in strict confidence, except when disclosure is authorized by the Company or is legally required. Proprietary information includes all non-public information that might be useful to competitors or which could be harmful to the Company or its customers if disclosed and includes, but is not limited to, intellectual property such as trade secrets, know-how, inventions (whether patentable or not), as well as business, research and new product plans, objectives and strategies, records, databases, salary and benefits data, employee medical information, customer, employee and suppliers lists, and any unpublished financial or pricing information.
Unauthorized use or distribution of proprietary information violates Company policy and could result in disciplinary action. It could also be illegal and result in civil or even criminal penalties. Ceradyne respects the property rights of other companies and their proprietary information, and we require our employees to protect such rights.
An employee’s obligation to protect Ceradyne’s proprietary and confidential information continues even after he or she leaves the Company. Employees leaving the Company must return all proprietary information in their possession prior to their departure. These obligations are set forth in greater detail in the Ceradyne Employee Proprietary Information, Inventions and Confidentiality Agreement and the Ceradyne Employee Proprietary Information and Confidentiality Agreement.
Gifts and Entertainment
Except as provided below, you shall not seek or accept, or offer or give any payments, fees, loans, services or gifts from or to any person or firm as a condition or result of doing business with the Company. The Company’s policy is to permit gifts of nominal value, normal business meals and entertainment, the exchange of customary reciprocal courtesies between employees of the Company and their business associates, and similar customary and reasonable expenditures to promote general business goodwill.
Reasonable expenditures for gifts to and the entertainment of business contacts by Company employees may be made if the expenditures have been appropriately authorized by senior management, comply with Ceradyne’s Travel/Expense Reimbursement Policy as revised from time to time, and are correctly recorded on the books of the paying entity. However, entertainment or gifts shall not be of an amount or nature that violate local custom, or are in violation of any law, or which could be construed as a bribe, or which could embarrass Ceradyne if publicly disclosed..
With respect to gifts to, and entertainment of government officials or employees, this policy is subject to the provisions of “Laws, Regulations, and Government Related Activities” on page 7 and “Foreign Governmental Payments” on page 8.
Accuracy and Integrity of Books and Records
All of the Company’s books, records, invoices, accounts and other financial statements and data must be maintained fairly, accurately and in reasonable detail and must conform both to applicable legal requirements and to our systems of internal controls.
Each employee shall maintain accurate and fair records of his or her time reports and expense accounts and any other Company records. No false or artificial entries shall be made, misleading reports issued or fictitious invoices paid or created.

Records should only be maintained or destroyed according to the Company’s record retention policies. In the event of pending or imminent litigation or government investigation, or if you have any other questions, consult with the CFO, or a member of the Audit Committee of the Company’s Board of Directors.
Protection and Proper Use of Company Assets
Protecting Company assets against loss, theft, misuse, and waste is the responsibility of every employee, Officer and Director. Theft, carelessness and waste directly impact our profitability. Any suspected incident of theft, or fraud or inefficient use of Company assets should be reported to your supervisor and the CFO. All reports of improper use of Company assets will be investigated promptly and impartially.
The purpose of the Company’s equipment, vehicles and supplies is to conduct Company business. They may not be used for non-Company business, and may not be sold, loaned, given away or disposed of without proper authorization.
Political Contributions
(1)	No Company funds or services shall be paid or furnished to any political party or any candidate for, or incumbent in, any public office for political purposes except as expressly permitted pursuant to paragraphs (2) or (3) of this provision.

(2)	United States
(a)	Federal Elections: It is unlawful for the Company to make a contribution or expenditure in connection with any United States federal election, or in connection with any primary election or political convention held to select candidates for any federal office.

(b)	State and Local Elections: No contributions of the corporation’s funds or resources to state or local officials or candidates shall be made without the prior written approval of the Chairman of the Board and the Human Resources Manager or Chief Financial Officer.
(3)	Other Countries

No deviation from the prohibition set forth in paragraph (1) of this provision may be made in any country outside the United States without the prior written approval of the Director of Human Resources or to the Chief Financial Officer. Approval may be given only if the contribution will not violate the Foreign Corrupt Practices Act (discussed in “Foreign Governmental Payments” on page 8), and after there has been a determination that such payment or the furnishing of such services is consistent with the laws and highest standards of business ethics and conduct of the country involved.
Laws, Regulations and Government Related Activities
Ceradyne’s objective is to compete in the marketplace on the basis of superior products, services and competitive prices. Each employee, Officer and Director of the Company should endeavor to deal fairly with customers, suppliers, competitors and one another at all times and in accordance with ethical business practices. No one should take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair dealing practice. A violation of this policy will subject the employee to disciplinary action as well as potential civil or criminal penalties.
As an international U.S. based company, Ceradyne is subject to laws and regulations both in the U.S. and abroad. Violation of governing laws and regulations is both unethical and subjects Ceradyne to significant risk in the form of fines, penalties and damaged reputation. The employees of the Company shall comply with the laws and highest standards of business ethics and conduct in every country in which the Company does business.
Employees should understand that special requirements might apply when contracting with any government body (including national, state, provincial, municipal, or other similar government divisions in local jurisdictions). Because government officials are obligated to follow specific codes of conduct and laws, special care must be taken in government procurement. Some key requirements for doing business with a government are:
•	Accurately representing which of Ceradyne’s products are covered by government contracts;

•	Not offering or accepting kickbacks, bribes, gifts, gratuities or anything else of value with the intent of obtaining favorable treatment from the recipient (a gift that is customary in the business sector may be perceived as a bribe by a government official);

•	Not improperly soliciting or obtaining confidential information, such as sealed competitors’ bids, from government officials prior to the award of a contract.
Foreign Governmental Payments
     It is the policy of the Company to comply with the United States Foreign Corrupt Practices Act (“FCPA”), and with local laws applicable to governmental payments. Paragraphs (1) through (8) below set forth the Company’s policy with respect to certain aspects of the FCPA. The FCPA is an anti-bribery and record keeping statute that applies to Ceradyne and its officers and employees worldwide.
(1)	Payments to Government Officials. You shall not make (or condone) any payment to secure, maintain, or direct business, or for any other purpose, to any government official. For these purposes, “government official” includes the employee of any government owned or controlled entity or any public international organization, any political party or party official, or any candidate for public office. Securing, maintaining, or directing “business” can include securing government licenses and permits. Payments made indirectly through a third party are also prohibited.

(2)	Cash and Third Party Payments. To avoid even the appearance of impropriety, no payments to any third party shall be made in cash other than documented petty cash disbursements. No corporate checks shall be written to “cash,” “bearer,” or third party designees of the party entitled to payment. No payments shall be made outside the country of residence of the recipient without the prior written approval of Ceradyne’s Chief Financial Officer.

(3)	Consultants, Agents, and Representatives. You may not retain any consultant, agent, or representative on behalf of the Company until sufficient due diligence has been performed to enable you to conclude with reasonable assurance that the consultant, agent, or representative understands and will fully abide by the FCPA and this Code. Ceradyne must have a written agreement with each of its consultants, agents, or representatives, and the agreement must specifically bind the consultant, agent, or representative to comply with this Code and to comply with the FCPA as if it directly applied to him or her.

(4)	Business Entertainment, Gifts, and Travel Expenses. The Company’s policies regarding business entertainment and gifts to employees of non-governmental customers are set forth at page 6 of this Code. Without prior written approval of Ceradyne’s Chief Financial Officer, no entertainment or gifts may be offered, or travel expenses paid, to any government official (as defined above).

(5)	Facilitating Payments. “Facilitating payments” are small payments to a government official necessary to expedite or secure performance of a routine governmental action, such as obtaining official documents, processing governmental papers, or providing postal or utility services. Facilitating payments never include payments made to assist in obtaining or retaining business. Although discouraged, facilitating payments may be made in countries other than the United States where such payments are a recognized and open practice, but only with prior written approval of Ceradyne’s Chief Financial Officer.

(6)	Political Contributions. In certain countries, political contributions are lawful and expected as a matter of good corporate citizenship. Under these circumstances, contributions may be appropriate if prudent in amount and otherwise consistent with the exercise of good judgment. As a matter of prudence, however, use of the funds or assets of Ceradyne to make political contributions, directly or indirectly, must be approved, in advance and in writing, by Ceradyne’s Chief Financial Officer.

(7)	Books and Records. You must help to ensure that corporate books and records (which include virtually all forms of business documentation) accurately and fairly reflect, in reasonable detail, all transactions and dispositions of assets. No undisclosed or unrecorded fund or asset may be established or maintained for any purpose. You shall not participate in falsifying any accounting or other business record, and you must respond fully and truthfully to any questions from Ceradyne’s internal or independent auditors.

(8)	Compliance. Failure to comply with the FCPA or this Code will be grounds for termination or other disciplinary action. Designated personnel will be asked to certify annually that they have read this Code and have complied with its provisions. If you have any questions about these policies or information concerning possible violations of the FCPA, you should contact Ceradyne’s Chief Financial Officer.
Equal Employment Opportunity and Affirmative Action
As described in detail in Ceradyne’s Employee Handbook, our policies are designed to ensure that employees are treated, and treat each other, fairly and with respect and dignity. In keeping with this spirit, conduct constituting unlawful harassment or discrimination by or against any employee, customer or supplier will not be tolerated. Prohibited conduct includes, in particular, harassment, violence, intimidation and discrimination based on race, color, national origin, ancestry, sex, age (40 or older), religious creed, marital status, veteran status, sexual orientation, gender, physical or mental disability (when otherwise qualified with reasonable accommodation) or any other characteristic protected by applicable law.

Unwelcome sexual advances and other unwelcome verbal or physical conduct of a sexual nature are prohibited. Sexual harassment may take many forms, from overt advances to demeaning comments, jokes, language and gestures. Sexual harassment may also occur when someone’s words or behavior create a hostile work environment.
Any person who believes this policy has been violated should report the incident to their supervisor, the director of Human Resources, the CFO, the CEO, or any member of the Board of Directors, and provide supporting details, witnesses, and documents. Depending on the nature of the complaint, the Company will conduct an appropriate investigation and take appropriate corrective action against any person who violates this policy. Any violation of this policy may result in immediate discharge or other discipline.
Food and Drug Laws
It is the policy of the Company to comply, and all employees shall comply with, all applicable statutes and regulations governing research, development, manufacture and distribution of foods, drugs, cosmetics, medical devices, diagnostic products or biological products.
Safety and Health
It is the Company’s policy and practice to promote safety on a continuing basis in all aspects of its operations. By instituting engineering and administrative measures to control workplace hazards, Ceradyne has made the first step in achieving its goal: to provide our employees and visitors with the safest working conditions possible. To keep the safety program revised and up-to-date, provisions have been made to promote input and feedback from all employees.
The safety program also will allow management to track its progress toward its safety goal by documentation of incidents and other program aspects. Such documentation will provide measurable evidence for use in determining future policy changes. Ceradyne’s safety training programs are designed to ensure that employees are well informed and knowledgeable.
The best protection we are able to provide to our employees is the power to make informed decisions. This education, along with the involvement of affected departments and employees in the establishment of priorities and policies, make this safety program a progressive, dynamic instrument designed to provide safety assurance for all employees, now and in the future.
Special Ethics Obligations for Employees with Financial Reporting Responsibilities
The Finance Department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of Ceradyne. The Chief Financial Officer and Finance Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the company as a whole that ensures the fair and timely reporting of Ceradyne’s financial results and condition.
Because of this special role, the Chief Financial Officer and all members of Ceradyne’s Finance Department are bound by the following Financial Officer Code of Ethics, and by accepting this Code of Business Conduct and Ethics, each agrees that he or she will, in his or her capacity as an employee of Ceradyne:
•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

•	Provide information that is accurate, complete, objective, relevant, timely, and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that Ceradyne files with, or submits to, government agencies and in other public communications;

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies;

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated; and

•	Respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose.

Confidential information acquired in the course of his or her work will not be used for personal advantage.
Antitrust Laws
All employees shall comply with the antitrust laws. In order to avoid activities that may raise inferences of a violation or result in allegation of a violation of the antitrust laws, the following policies shall apply:
(1)	You shall not enter into any understanding, agreement, plan or scheme which you have reason to believe or have been advised by counsel for the Company to be illegal under any of the antitrust laws.

(2)	You shall not exchange or discuss with any competitor non-public information relating to Company prices or pricing policies, distribution policies, supplier or customer selection or classifications, credit policies, or any other similar competitive information.

(3)	You shall not knowingly participate in any formal or informal meetings with third parties at which agreements or understandings of the type described in paragraph (1) are being made or at which information of the type described in paragraph (2) is being exchanged or discussed.
Environmental Laws
You shall comply with all applicable environmental laws, rules and regulations, including those dealing with emissions to the atmosphere, discharges to surface or underground works, drinking water supplies, solid and hazardous substances, community emergency response planning and toxic substances control.
Insider Trading In Securities
If a person possesses material non-public information concerning a corporation, it is illegal for the person to trade in securities of the corporation. All directors, officers and employees of the Company, and third parties who are in a confidential relationship with the Company, shall not trade in or recommend the purchase or sale of Ceradyne common shares (or any other Ceradyne securities) while they are in possession of “material information” regarding the operations or prospects of the Company that has not been publicly disclosed and disseminated to the investment community.
You also shall abstain from trading in, or recommending the purchase or sale of, the securities of any other corporation of which you have obtained non-public “material information” as a result of your employment by the Company.
“Material information” is information which, if publicly disclosed, could reasonably be expected to affect the market value of a corporation’s securities or to influence investor decisions with respect to those securities. You should contact the CFO if you have any questions about your ability to buy or sell shares of Ceradyne stock.
Specific examples of “material information” include unanticipated changes in annual and quarterly earnings or dividend rates, significant acquisitions, proposed tender offers or stock splits, and senior management changes. Information regarding major new products, contract awards, expansion plans or significant litigation or regulatory proceedings may also fall in the category of “material information.”
Discipline for Violations
Disciplinary action may be taken for certain actions, including but not limited to, authorization or participation in actions that violate the Code; failure to report a violation of the Code; refusal to cooperate in the investigation of a violation of the Code; failure by a violator’s supervisor(s) to detect and report a violation of the Code, if such failure reflects inadequate supervision or lack of oversight; and retaliation against an individual for reporting a violation of the Code. Disciplinary action may, when appropriate, include termination of your employment.
The Company recognizes the need for this Code of Business Conduct and Ethics to be applied on a consistent and even-handed basis. The CFO of the Company will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Board of Directors or, in the case of internal accounting controls or auditing matters, the Audit Committee of the Board of Directors. The Company will devote the necessary resources to enable the CFO to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with this Code. Questions concerning this Code should be directed to the CFO.

Reporting Concerns
If you have concerns regarding questionable accounting, internal controls or auditing matters, you may report them anonymously and confidentially to the Company’s Audit Committee by calling the following toll free hot line numbers: 1-866-217-8589 if calling within the U.S./Canada and 402-572-5439 from all other locations, or go to http://www.openboard.info/crdn/. An anonymous report should provide enough information about the incident or situation to allow the Company to fully investigate the matter. Additional information regarding anonymous reporting is contained in the Company’s policy on “Ethics and Corporate Governance Hotline,” which is available to all employees.
If you have concerns regarding other illegal or unethical conduct in violation of this Code, you are encouraged to discuss these concerns with your supervisor, department Vice President, our Director of Human Resources, or our CFO by calling 1-714-549-0421.
Waivers and Amendments of Code
Any waiver of this Code for Directors, executive officers or other senior financial officers may only be made by the Board of Directors or its Audit Committee. Amendments to this Code may only be made by the Board of Directors. Waivers and amendments of this Code applicable to the Company’s CEO, CFO, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed promptly to the public as required by law and the rules and regulations of the SEC and NASDAQ.